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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One): /X/ Form 10-KSB / /Form 20-F / /Form 11-K / /Form 10-QSB
                   / /Form N-SAR

         For Period Ended:  December 31, 2000
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              /  /  Transition Report on Form 10-K
              /  /  Transition Report on Form 20-F
              /  /  Transition Report on Form 11-K
              /  /  Transition Report on Form 10-Q
              /  /  Transition Report on Form N-SAR

         For the Transition Period Ended:
                                         --------------------



         NOTHING ON THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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                        PART 1 -- REGISTRANT INFORMATION

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Full Name of Registrant:
Voice Mobility International, Inc.
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Former Name if Applicable:

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Address of Principal Executive Office (Street and Number):
SUITE 180 13777 Commerce Parkway
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City, State and Zip Code:
Richmond, B.C., Canada, V6V 2X3
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                       PART II -- RULES 12b-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/ (a) The reasons defined in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

/X/ (b) The subject matter report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                              PART III -- NARRATIVE

         State below in reasonable detail the reasons why Form 10-KSB could not be filed within the prescribed time period.

We are still in the process of completing the Notes to Financial Statements for our financial statements for the year ended December 31, 2000. We expect that the subject report will be filed on or before the fifteenth calendar day following the prescribed due date.



                          Part IV -- Other Information

(1) Name and telephone number of person to contact in regard to this notification

     Jim Hewett                     (604) 232-4826
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         (Name)               (Area  Code) (Telephone  Number)
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(2)      Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                 /X/ Yes / / No
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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                 / / Yes /X/ No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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                       VOICE MOBILITY INTERNATIONAL, INC.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:     March 30, 2001

                                       By:      /S/  James Hewett
                                                ------------------------
                                                James Hewett
                                                Chief Financial Officer
                                                (Principal Accounting Officer)